UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 22, 2015**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

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Item 2.02. Results of Operations and Financial Condition.

On October 22, 2015, Caterpillar Inc. (the "Company") issued a press release regarding its results of operations and financial condition for the quarter ended September 30, 2015, and posted on its website a supplemental presentation, which contains certain additional historical and forward-looking information relating to the Company.

On October 22, 2015, the Company intends to host a live conference call to discuss the press release, the supplemental presentation, and other matters relating to the Company.

The press release is included as Exhibit 99.1 to this report and the supplemental presentation is included as Exhibit 99.2. The exhibits to this Current Report on Form 8-K are incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

The following are furnished as exhibits to this report:

99.1   Caterpillar Inc. press release dated October 22, 2015

99.2   Caterpillar third quarter 2015 slide presentation

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

October 22, 2015

By: */s/James B. Buda*

James B. Buda
Executive Vice President, Law and Public Policy

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Caterpillar Inc. press release dated October 22, 2015
99.2	Caterpillar third quarter 2015 slide presentation